Exhibit 4.5

ADDENDUM

TO

INDENTURE

OF

JULY 31, 1997

Between

Brooke Credit Corporation and First National Bank and Trust

Now on this 25th day of June, 2001, comes Brooke Credit Corporation, a corporation duly organized and existing under the laws of the State of Kansas (hereinafter called the “Company”), having a principal office in Phillipsburg, Kansas and First National Bank and Trust, a national banking association, having its principal corporate office at 225 State Street, Phillipsburg, Kansas 67661, and authorized to accept and execute trusts (hereinafter referred to as “Trustee”) and do hereby, amend the Indenture Agreement dated July 31, 1997, pursuant to the authority contained in Article 12.02 of said agreement as follows:

Pursuant to the authority of Article 12.02, the provisions of Section 4.04 of said Indenture Agreement is hereby modified by adding the following sentences: “The Trustee is specifically authorized to accept as security, promissory notes payable to the Company by Brooke Corporation. Furthermore, the Trustee is specifically authorized to accept as security accounts and commissions receivables from Brooke Corporation.”

IN WITNESS WHEREOF, Brooke Credit Corporation, the Company, has caused this Addendum to be signed by its President and its corporate seal to be affixed hereunto and attested by its Chairman, and First National Bank and Trust, Trustee, has caused this Addendum to be signed by its Trust Officer and its corporate seal to be affixed hereunto and attested by its Secretary, all as of the day and year first above written.

Brooke Credit Corporation

By	/s/ Leland G. Orr
Leland G. Orr, President

(Corporate Seal)

Attest:

/s/ Robert D. Orr
Robert D. Orr, Chairman & CEO

First National Bank and Trust

(Corporate Seal)	By:	/s/ David C. Cooper
David C. Cooper (name)
Attest:		Trust Officer (title)

/s/ Stacye Redlinger
Secretary